Exhibit 99.1
Earnings to Fixed Charges
The ratio of earnings to fixed charges for the nine months ended August 1, 2004 and July 31, 2005 and for each of the last five fiscal years, was as follows:

						Nine Months Ended
Fiscal Year						August 1,	July 31,
2000	2001	2002	2003		2004	2004	2005
32.82x	11.80x	4.58x	(a	)	23.32	22.36x	24.53x

(a)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.